Exhibit 99.4
FOR IMMEDIATE RELEASE
ASX & MEDIA RELEASE          (ASX: SGM, NYSE: SMS)           17 February 2012
CHAIRPERSON SUCCESSION
Consistent with succession plans already in place, Sims Metal Management Limited announced today that the Chairperson of its Board, Mr Paul Varello will retire as Chairperson on 1 March 2012, and Mr Geoff Brunsdon will be appointed to serve as his successor.
Mr Brunsdon (age 54) has served as a non-executive director of the Company since November 2009 and as Deputy Chairperson since September 2011. He was a member of the predecessor Board of Sims Group Limited from 1999 to 2007. He has a finance background and was formerly, until June 2009, Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited, and is chairperson of Metlife Insurance in Australia.
Mr Varello has served as Chairperson of the Company since August 2009 and as a non-executive director since 2005. Mr Varello will remain a non-executive director of the Company until his retirement at the conclusion of the Company’s Annual General Meeting on 15 November 2012.
Mr Brunsdon said, “It is a great honor to be appointed as Chairperson and I am grateful for this opportunity to provide leadership to our Board and the senior management team. Paul Varello is a trusted colleague and friend and on behalf of the Board and our entire Company I would like to acknowledge his leadership through extraordinary times and thank him for his years of service to the Company.”
Mr Varello stated, “It is with a tremendous sense of accomplishment as well as a degree of nostalgia that I prepare myself for retirement and the Company for a new chapter in its growth strategy. I am proud to leave the Company as a safer, more diverse, and sustainable company than when I joined. We have been through two significant mergers and a global financial crisis, but we have remained true to our ideals - to demonstrate an unwavering commitment to safety, the environment and our local communities while maximising returns for shareholders. I look forward to the future of this great Company with tremendous expectations and am confident that Geoff will lead this Company to an even higher plateau. I would like to thank the directors of the Company with whom I have had the pleasure to serve and the great management team and employees who have contributed so strongly to our achievements over the years.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the

Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.
For further information contact
Daniel Strechay
Group Director – Communications & Public
Relations Tel: +1 212 500 7430

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